NATIONAL SECURITIES ADMINISTRATORS LTD.
702 – 777 Hornby Street
Vancouver, BC, V6Z 1S4
info@transferagent.ca
www.transferagent.ca

BioHarvest Sciences Inc.

Via SEDAR+

April 24, 2026

TO ALL APPLICABLE REGULATORS AND EXCHANGES

RE: **BioHarvest Sciences Inc.** **(the "Issuer")**
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	**Meeting Type**	Annual General Meeting
2	**Record Date for Notice of Meeting**	May 19, 2026
3	**Record Date for Voting (If Applicable)**	May 19, 2026
4	**Beneficial Ownership Determination Date**	May 19, 2026
5	**Meeting Date**	June 25, 2026
6	**Meeting Location**	TBA
7	**Voting Securities Details**	
	Description (Class)	Common
	ISIN / CUSIP	CA09076J2074 / 09076J207
8	**Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBOs)**	No
9	**Issuer paying for mailing to Objecting Beneficial Owners (OBOs)**	No
10	**Notice and Access**	
	Beneficial Holders	No
	Registered Holders	No
	Stratification Level	Not Applicable
11	**Material Selection**	A - All

Regards,

National Securities Administrators Ltd.
Agent for BioHarvest Sciences Inc.